EXHIBIT 19

WESTAMERICA BANCORPORATION

Insider Trading and Company Stock Hedging Policy

October 24, 2024

The Board of Directors and key employees regularly have access to comprehensive non-public financial information in the conduct of their assigned duties. Westamerica Bancorporation (“WABC”) is committed to maintaining an ethical environment in which directors and employees with material non-public information do not trade WABC securities or any other public company securities based on material information received about the company until disclosure of such material financial information becomes widely disseminated to the public.

WABC’s policy also disallows directors and key employees from purchasing financial instruments, or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of WABC securities in which they have an economic interest.

Trading in WABC securities while in possession of material non-public information and hedging an economic interest in WABC securities, is a component of the WABC’s Code of Conduct and Ethics, which all directors and employees affirm upon joining WABC and annually thereafter.

Timing Restriction (“Window Period”)

Directors and key employees with access to material non-public information in the conduct of their assigned duties will be restricted as to the timing of their transactions involving WABC securities, including stock options granted by the WABC. Transactions in WABC securities is restricted to the “insider trading window,” which generally begins the second day the stock market is open following the release of quarterly earnings to the public and ends following ten consecutive days the stock market is open.

The “insider trading window” is formally declared each quarter by WABC. If material non-public information exists at a time when the “insider trading window” would otherwise occur, such as a pending merger announcement, trading in WABC securities will not be allowed during the “insider trading window” for those employees in possession of such material non-public information.

WABC does not support pre-arranged (10b5-1) trading programs, which operate outside “insider trading windows.”

Directors and Key Employees

●	Members of the Board of Directors
●	Members of the ALCO Committee
●	Other employees with routine access to material non-public information: Controller, Financial Reporting Manager, Senior Accounting Officer, Risk Officer, Assistant Treasurer, ALCO/Funds Manager and Bond Portfolio Manager

This policy operates in conjunction with Westamerica Bancorporation’s Code of Conduct and Ethics.